SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               PDL BioPharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329Y104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                March 12, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 69329Y104                                           Page 2 of 17 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                       I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    10,103,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,103,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,103,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 69329Y104                                           Page 3 of 17 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,544,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,544,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,544,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 69329Y104                                           Page 4 of 17 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    10,103,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,103,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,103,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 69329Y104                                           Page 5 of 17 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                62,783
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     62,783
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            62,783
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.05%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on March 5, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons"), and Jason Aryeh, an individual ("Mr. Aryeh", and together with the Third Point Reporting Persons, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of PDL BioPharma, Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP ("JALAA") by virtue of his ability to vote and/or to dispose of the securities held by JALAA, including the Common Stock.

Item 2.   Identity and Background.

          Items 2 of the Schedule 13D is hereby amended by adding the following thereto:

     (a) The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands. Jason Aryeh is a natural person.

     (b) The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman-KY1-9002, Cayman Islands, British West Indies. The business address of Mr. Aryeh is 34 Sumner Road, Greenwich, Connecticut 06831.

     (c) The principal business of the Offshore Fund is to invest and trade in securities. The principal business of Mr. Aryeh is serving as the general partner of JALAA.

     (d) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, nor has Mr. Aryeh, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, nor has Mr. Aryeh, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Aryeh is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $164,666,875 of their own investment capital to acquire the 8,450,000 shares of Common Stock held by them (the "Shares"). The Funds expended an aggregate of approximately $3,555,443 of their own investment capital to acquire the options to purchase 1,653,600 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $101,044,211 of its own investment capital to acquire its 5,178,400 shares of Common Stock. The Offshore Fund expended an aggregate of approximately $2,978,835 of its own investment capital to acquire the options to purchase 1,365,600 shares of Common Stock that it holds. JALAA expended an aggregate of approximately $1,139,360 of its own investment capital to acquire the 62,783 shares of Common Stock that it holds.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     Subsequent to delivery of Mr. Loeb's March 5, 2007 letter to the Board expressing concerns about the Company's corporate and R&D spending and offering to work cooperatively with the Company to address these issues, representatives of Third Point contacted the Company to reiterate these concerns and to request representation on the Company's Board. In a subsequent call by the Company to representatives of Third Point, Mark McDade, chief executive officer of the Company, indicated to the Third Point representatives that they would be welcome to propose candidates to serve on the Board, just as would any other shareholder of the Company.

     On March 20, 2007, Mr. Loeb sent to Mr. McDade the resumes of four individuals, including Mr. Aryeh (the "Candidates"), and requested that each of the Candidates be added to the Company's Board of Directors. Mr. Loeb indicated that each of the Candidates has served on other public biotechnology boards with great success. Mr. Loeb also stated that he had been in discussions with a prominent consulting firm and that he would like the Board to retain that firm to review corporate and research and development spending. Mr. Loeb demanded, in the transmission, a definitive response from Mr. McDade and the PDLI board, by the close of business on Thursday, March 22nd, as to whether they have agreed to add the four Canadians to the Board.

Item 5.   Interest in Securities of the Issuer.

          Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 10,103,600 shares of Common Stock, consisting of 8,450,000 shares of Common Stock held by the Funds (the "Third Point Shares") and 1,653,600 shares of Common Stock acquirable upon exercise of options held by the Funds (the "Third Point Options"). The Third Point Shares and shares of Common Stock acquirable upon exercise of the Third Point Options together represent 8.8% of the 115,265,960 shares of Common Stock outstanding as of February 22, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 6,544,000 shares of Common Stock, consisting of 5,178,400 shares of Common Stock and 1,365,600 shares of Common Stock acquirable upon exercise of options held by it, together representing 5.7% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     As of the date of this Amendment, Mr. Aryeh beneficially owns 62,783 shares of Common Stock, which represent 0.05% of the outstanding shares of Common Stock.

     As a result of the matters described in Item 4, the Management Company and Mr. Loeb may be deemed members of a group with Mr. Aryeh, and each member of such group may be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by each other member of any such group. Accordingly, on this basis, the Management Company, Mr. Loeb and Mr. Aryeh might each be deemed to beneficially own, in the aggregate, 10,166,383 shares, or 8.8%, of the outstanding shares of Common Stock. Each of the Management Company and Mr. Loeb disclaims beneficial ownership of the Common Stock beneficially owned by Mr. Aryeh, and any pecuniary interest therein, and Mr. Aryeh disclaims beneficial ownership of the Common Stock beneficially owned by any of the Management Company and Mr. Loeb, and any pecuniary interest therein.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 10,103,600 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the

Offshore Fund share voting power and dispositive power over the 6,544,000 shares of Common Stock held by the Offshore Fund. Mr. Aryeh has sole voting power and dispositive power over the 62,783 shares of Common Stock held by JALAA.

     (c) Schedules A and C hereto respectively set forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr. Loeb), in the Common Stock and options to purchase since the most recent filing on Schedule 13D.

     Schedules B and D hereto respectively set forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in the Common Stock and in options to purchase Common Stock.

     Schedule E sets forth certain information with respect to transactions by Mr. Aryeh in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedules A, B, C, D and E were effected in open market transactions. Since the most recent filing on Schedule 13D (except as set forth on Schedules A and C) and during the past 60 days (except as set forth on Schedules B, D and E) there were no transactions in the Common Stock or options to purchase Common Stock effected by any of the Management Company, Mr. Loeb, the Offshore Fund or Mr. Aryeh, nor, in the case of the Management Company and the Offshore Fund and to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an amended and restated agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     The Funds have acquired, in open market transactions, standardized options to purchase an aggregate of 1,653,600 shares of Common Stock of the Company. Such shares of Common Stock can be acquired for prices of $17.50 per share or $20.00 per share pursuant to the exercise of the such options. For further information relating to the Third Point Options, see Item 5 and Schedules C and D hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.

99.1. Amended and Restated Joint Filing Agreement, dated as of March 21, 2007, by and between the Reporting Persons.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 21, 2007


                                             THIRD POINT LLC

                                             By:  Daniel S. Loeb,
                                                  Chief Executive Officer


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             THIRD POINT OFFSHORE FUND, LTD.

                                             By:  Daniel S. Loeb,
                                                  Director


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             DANIEL S. LOEB


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             /s/ Jason Aryeh
                                             -----------------------------------
                                             Jason Aryeh


               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                      WITH RESPECT TO PDL BIOPHARMA, INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)


      Date            Transaction          Shares          Price Per Share($)
      ----            -----------          ------          ------------------

----------------- ------------------- ----------------- ------------------------
    3/12/2007             Buy              100,000               19.35
----------------- ------------------- ----------------- ------------------------
    3/13/2007             Buy              175,000               19.28
----------------- ------------------- ----------------- ------------------------
    3/19/2007             Buy              175,000               18.93
----------------- ------------------- ----------------- ------------------------

                                   Schedule B
                                   ----------


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date            Transaction          Shares          Price Per Share($)
      ----            -----------          ------          ------------------

----------------- ------------------- ----------------- ------------------------
    1/31/2007             Buy                1,700               20.51
----------------- ------------------- ----------------- ------------------------
    2/8/2007              Buy              160,700               19.69
----------------- ------------------- ----------------- ------------------------
    2/12/2007             Buy               64,900               19.45
----------------- ------------------- ----------------- ------------------------
    2/13/2007             Buy              126,000               19.35
----------------- ------------------- ----------------- ------------------------
    2/14/2007             Buy               63,400               18.97
----------------- ------------------- ----------------- ------------------------
    2/22/2007             Buy              188,400               19.37
----------------- ------------------- ----------------- ------------------------
    2/22/2007             Buy               64,300               19.43
----------------- ------------------- ----------------- ------------------------
    2/22/2007             Buy               96,400               19.59
----------------- ------------------- ----------------- ------------------------
    2/22/2007             Buy              192,800               19.58
----------------- ------------------- ----------------- ------------------------
    2/22/2007             Buy               64,200               19.82
----------------- ------------------- ----------------- ------------------------
    2/23/2007             Buy              160,800               19.43
----------------- ------------------- ----------------- ------------------------
    2/23/2007             Buy              289,400               19.42
----------------- ------------------- ----------------- ------------------------
    2/23/2007             Buy               64,200               19.50
----------------- ------------------- ----------------- ------------------------
    2/23/2007             Buy               98,900               19.49
----------------- ------------------- ----------------- ------------------------
    2/26/2007             Buy               63,800               19.95
----------------- ------------------- ----------------- ------------------------
    2/26/2007             Buy               32,100               19.90
----------------- ------------------- ----------------- ------------------------
    2/26/2007             Buy              128,600               19.74
----------------- ------------------- ----------------- ------------------------
    2/26/2007             Buy               96,500               19.86
----------------- ------------------- ----------------- ------------------------
    2/26/2007             Buy               64,300               19.89
----------------- ------------------- ----------------- ------------------------
    2/27/2007             Buy               59,900               19.36
----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy               27,900               19.09
----------------- ------------------- ----------------- ------------------------

----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy              193,400               19.21
----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy              129,200               19.01
----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy               32,300               19.03
----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy              129,200               19.05
----------------- ------------------- ----------------- ------------------------
    3/1/2007              Buy               61,600               18.76
----------------- ------------------- ----------------- ------------------------
    3/1/2007              Buy               96,900               18.70
----------------- ------------------- ----------------- ------------------------

                                   Schedule C
                                   ----------


           (Transactions by the Funds since the most recent filing on Schedule 13D in options to purchase Common Stock)

                              Strike Price   Shares Acquirable    Option Price
                              ------------   -----------------    ------------
   Date       Transaction    Per Share ($)     Upon Exercise      Per Share($)
   ----       -----------    -------------     -------------      ------------

------------ ------------- ---------------- ------------------- ----------------
 3/12/2007         Buy           17.50            400,000             2.22
------------ ------------- ---------------- ------------------- ----------------
 3/13/2007         Sell          17.50           (200,000)            1.77
------------ ------------- ---------------- ------------------- ----------------
 3/13/2007         Buy           17.50            325,000             2.49
------------ ------------- ---------------- ------------------- ----------------
 3/13/2007         Buy           17.50            200,000             2.40
------------ ------------- ---------------- ------------------- ----------------
 3/14/2007         Buy           20.00            203,600             1.15
------------ ------------- ---------------- ------------------- ----------------
 3/19/2007         Buy           17.50            325,000             2.17
------------ ------------- ---------------- ------------------- ----------------

                                   Schedule D
                                   ----------


           (Transactions by the Offshore Fund during the past 60 days in options to purchase Common Stock)


                              Strike Price   Shares Acquirable    Option Price
                              ------------   -----------------    ------------
   Date       Transaction    Per Share ($)     Upon Exercise      Per Share($)
   ----       -----------    -------------     -------------      ------------

------------ ------------- ---------------- ------------------- ----------------
  2/7/2007         Buy           20.00            116,800             1.45
------------ ------------- ---------------- ------------------- ----------------
  2/8/2007         Buy           20.00            128,900             0.75
------------ ------------- ---------------- ------------------- ----------------
  2/13/2007        Buy           17.50            128,800             2.18
------------ ------------- ---------------- ------------------- ----------------
  3/2/2007         Buy           17.50            137,500             2.20
------------ ------------- ---------------- ------------------- ----------------
  3/2/2007         Sell          20.00           (116,800)            0.80
------------ ------------- ---------------- ------------------- ----------------
  3/12/2007        Buy           17.50            299,000             2.22
------------ ------------- ---------------- ------------------- ----------------
  3/13/2007        Sell          17.50           (128,800)            1.77
------------ ------------- ---------------- ------------------- ----------------
  3/13/2007        Buy           17.50            271,500             2.49
------------ ------------- ---------------- ------------------- ----------------
  3/13/2007        Buy           17.50            200,000             2.40
------------ ------------- ---------------- ------------------- ----------------
  3/14/2007        Buy           20.00            132,600             1.15
------------ ------------- ---------------- ------------------- ----------------
  3/19/2007        Buy           17.50            325,000             2.17
------------ ------------- ---------------- ------------------- ----------------

                                   Schedule E
                                   ----------


                   (Transactions by Mr. Aryeh in Common Stock
                            during the past 60 days)


      Date            Transaction          Shares          Price Per Share($)
      ----            -----------          ------          ------------------

----------------- ------------------- ----------------- ------------------------
    2/15/2007             Buy                  150               18.90
----------------- ------------------- ----------------- ------------------------
    2/21/2007             Buy                1,650               18.55
----------------- ------------------- ----------------- ------------------------
    2/27/2007             Buy                  850               18.92
----------------- ------------------- ----------------- ------------------------
    2/28/2007             Buy                  250               18.78
----------------- ------------------- ----------------- ------------------------
    3/1/2007              Buy                  850               18.66
----------------- ------------------- ----------------- ------------------------
    3/2/2007              Buy                2,800               18.40
----------------- ------------------- ----------------- ------------------------
    3/5/2007              Buy                  600               18.12
----------------- ------------------- ----------------- ------------------------
    3/6/2007              Buy                3,900               18.29
----------------- ------------------- ----------------- ------------------------
    3/7/2007              Buy                  300               18.78
----------------- ------------------- ----------------- ------------------------
    3/8/2007              Buy                2,100               18.80
----------------- ------------------- ----------------- ------------------------
    3/9/2007              Buy                4,800               18.62
----------------- ------------------- ----------------- ------------------------
    3/12/2007             Buy               23,083               19.05
----------------- ------------------- ----------------- ------------------------
    3/13/2007             Buy                1,700               19.05
----------------- ------------------- ----------------- ------------------------
    3/14/2007             Buy                3,700               18.97
----------------- ------------------- ----------------- ------------------------
    3/14/2007             Sell                (100)              19.08
----------------- ------------------- ----------------- ------------------------
    3/15/2007             Buy                5,400               19.03
----------------- ------------------- ----------------- ------------------------
    3/16/2007             Buy                7,450               18.79
----------------- ------------------- ----------------- ------------------------
    3/19/2007             Buy                  900               18.84
----------------- ------------------- ----------------- ------------------------
    3/20/2007             Buy                1,000               18.95
----------------- ------------------- ----------------- ------------------------
    3/21/2007             Buy                1,400               19.22
----------------- ------------------- ----------------- ------------------------